Mail Stop 4561
Via U.S. Mail and Facsimile (864) 286-4241

April 2, 2009

Michael L. Baur
Chief Executive Officer
ScanSource, Inc.
6 Logue Court
Greenville, South Carolina 29615

  Re: **ScanSource, Inc.**
    Form 10-K for Fiscal Year Ended June 30, 2008
    Filed August 28, 2008
    File No. 000-26926

Dear Mr. Baur:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for fiscal year ended June 30, 2008

Part I

Item 1. Business, page 1

General

1. We note your disclosure on page 3 and your risk factor disclosure "Vendor relationships – our success is highly dependent on our relationships with vendors…" on page 6 where you state that sales of products from your ten largest vendors accounted for approximately 85% of your net sales for 2008. Please tell us what consideration you gave to including a discussion that provides the names of, and a description of the material terms of your relationships with, these vendors and clarify whether you are substantially dependent upon any of these relationships. In addition, please confirm in your response that you will include this information in future filings when necessary.

Competition, page 5

2. In future filings, when discussing competitive conditions, please provide a separate discussion for each of your segments and principal products. See Item 101(c)(1)(x) of Regulation S-K.

Part II

Incorporated by Reference from the Annual Report to Shareholders for fiscal year ended June 30, 2008, filed as exhibit 13.1

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Overview

3. We note your statement on page 14 of your definitive proxy statement filed October 22, 2008 that return on invested capital (ROIC) is the "primary metric relied upon by [your] management to monitor and evaluate [your] business performance." Please tell us how you considered enhancing the Overview section to include a discussion of ROIC and other important matters on which your executives focus in evaluating financial condition and operating performance to provide the context for the discussion and analysis of the financial statements pursuant to Section III.A of SEC Release No. 33-8350.

Results of Operations, page 18

4. Please tell us what consideration you gave to including a detailed discussion of ROIC in your MD&A as a key performance metric used to manage your business. See Section III.B.I of SEC Release No. 33-8350.

5. We note your risk factor disclosure on page 6 that pricing pressures resulting from vendor efforts to reduce the number of distributors with which they do business may adversely affect your operating results. Please tell us to what extent you considered the effects, if any, that these pricing pressures have had on your operating results when discussing your results of operations. See Item 303(a)(3) of Regulation S-K.

Part III

Incorporated by Reference from Definitive Proxy Statement, filed October 22, 2008

Executive Compensation, page 11

Cash Incentives, page 14

6. We note your disclosure that the June 30, 2008 amendment and restatement of Mr. Baur's employment agreement will change his bonus structure for fiscal year 2009. In addition, we note that his base salary will be increased by $50,000. In future filings, please clarify the range in which Mr. Baur's new compensation package falls within the peer group of companies used as part of the assessment of his total compensation package for fiscal year 2009.

7. We note your disclosure on page 15 that costs associated with forming your Special Committee were included in the calculation performed in connection with determining Mr. Baur's annual cash incentive award, but were not included in the calculation performed in connection with determining Mr. Benbenek's and Ms. Meade's cash incentive awards. Please advise as to why the Special Committee costs were included in the calculation used to determine Mr. Baur's cash incentive award and not Mr. Benbenek's and Ms. Meade's.

8. We note your disclosure on page 16 that Mr. Cleys' target bonus for fiscal year 2008 was based on a subjective assessment of his performance rather than on the operating income and ROIC measurements. We further note your disclosure explaining that the assessment of Mr. Cleys' performance was based in part on your overall operational performance. In future filings, please describe the specific items of corporate performance that are taken into account in making compensation decisions for your named executive officers whenever corporate performance is taken into account. See Item 402(b)(2)(v) of Regulation S-K. See also Item 402(b)(2)(vii) which requires a description of the elements of individual performance and/or contribution that are taken into account when making compensation decisions.

9. We note your disclosure on page 16 that stock options were granted to all of your company's executive officers during fiscal year 2008 as well as the 2008 grants of plan-based awards table on page 20 where you report that you granted options to named executive officers during the fiscal year 2008. Ensure that your compensation discussion and analysis addresses this form of compensation in a materially complete manner, including how the Compensation Committee determined the size of the grant for the named executive officers. See Item 402(b)(2) of Regulations S-K. In this regard, we note the disclosure on page 17 that the Compensation Committee considers, among other matters, "overall Company performance, the number of stock options available for award, the value of the proposed award and the amount awarded in prior years."

Part IV

Item 15. Exhibits, Financial Statement Schedules

Exhibits 31.1 and 31.2

10. Please ensure for future filings that the certifications required by Exchange Act Rule 13a-14(a) are in the exact form required by Item 601(b)(31) of Regulation S-K. See also SEC Staff Alert: Annual Report Reminders at http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030405.htm.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director